

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "BLOCKINTEROP, INC.",

CHANGING ITS NAME FROM "BLOCKINTEROP, INC." TO "CORRELATE

HEALTH, INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF

FEBRUARY, A.D. 2021, AT 3:50 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7224016 8100
SR# 20210443362

Authentication: 202512034
Date: 02-15-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:50 PM 02/12/2021
FILED 03:50 PM 02/12/2021
SR 20210443362 - File Number 7224016

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BLOCKINTEROP, INC.

BLOCKINTEROP, INC. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

A. The name of the Corporation is BLOCKINTEROP, INC. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on January 4, 2019.

B. The Corporation's Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on March 20, 2019.

C. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL") by a unanimous written consent of the Board of Directors and by a unanimous written consent of the stockholders of the Corporation, and restates, integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation. The Second Amended and Restated Certificate of Incorporation has been duly adopted and executed in accordance with Section 103 of the DGCL.

D. The Second Amended and Restated Certificate of Incorporation of the Corporation shall be effective upon filing with the Delaware Secretary of State.

E. The text of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF CORRELATE HEALTH, INC.

ARTICLE 1
NAME

The name of this corporation is CORRELATE HEALTH, INC. (the "Corporation").

ARTICLE 2
REGISTERED OFFICE AND AGENT

The respective names of the County and of the City within the County in which the registered office of the Corporation is to be located in the State of Delaware are the County of Sussex and the City of Lewes. The name and address by street and number of said registered agent is Harvard Business Services, Inc., 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958.

ARTICLE 3
PURPOSE

The Corporation is organized for the purposes of engaging in any and all lawful business for which a corporation may be organized under the DGCL, as amended.

ARTICLE 4
CAPITAL STOCK

4.01 The Corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is Twenty Million (20,000,000) shares, each with a par value of $0.00001 per share. Ten Million (10,000,000) shares shall be Class A Common Stock; Five Million (5,000,000) shares shall be Class B Common Stock; and Five Million (5,000,000) shares shall be Preferred Stock. The authorized number of shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, and, except as may otherwise be provided in this Second Amended and Restated Certificate of Incorporation (including any certificate filed with the Secretary of State of the State of Delaware establishing the terms of a series of Preferred Stock in accordance with this Article 4) or by applicable law, no separate vote of such class of stock the authorized number of which is to be increased or decreased shall be necessary to effect such change, irrespective of the provisions of Section 242(b)(2) of the DGCL.

4.02 Class A Common Stock shall have all voting rights under the DGCL, and except as required by the DGCL, Class B Common Stock shall not have the right to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation but shall be entitled to prior written notice of, and to attend and observe, all special and annual meetings of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

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4.03   Except as otherwise provided herein and subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, Class B Common Stock shall in all other respects carry the same rights and privileges as Class A Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Class A Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction), and for all purposes under this Second Amended and Restated Certificate of Incorporation, the Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation; provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Class A Common Stock or Class B Common Stock) the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Class A Common Stock shall be declared on the Class B Common Stock and no dividend payable in Class B Common Stock shall be declared on the Class A Common Stock, but instead, in the case of a stock dividend, each class of common stock shall receive such dividend in like stock. Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of this Second Amended and Restated Certificate of Incorporation that significantly and adversely affects the powers, preferences or rights of the Class B Common Stock contained herein disproportionately relative to the Class A Common Stock.

4.04   Without limiting the generality of the foregoing, (i) in the event of a merger, consolidation, or other business combination of the Corporation requiring the approval of the holders of shares of the Corporation's capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of shares of Class B Common Stock shall receive the same amount and form of consideration, if any, on a per share basis as the consideration, if any, received by holders of shares of Class A Common Stock in connection with such merger, consolidation, or combination (provided that if holders of shares of Class A Common Stock are entitled to make an election as to the amount or form of consideration such holders shall receive in any such merger, consolidation, or combination with respect to their shares of Class A Common Stock, the holders of shares of Class B Common Stock shall be entitled to make the same election as to their shares of Class B Common Stock), and (ii) in the event of (x) any tender or exchange offer to acquire any shares of Class A Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (y) any tender or exchange offer by the Corporation to acquire any shares of Class A Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of shares of Class B Common Stock shall be entitled to participate in such tender or exchange offer on the same terms as holders of shares of Class A Common Stock and shall be entitled to receive the same amount and form of consideration on a per share basis as the holders of shares of Class A Common Stock (provided that if holders of shares of Class A Common Stock are entitled to make an election as to the amount or form of consideration such holders shall receive in any such tender or exchange offer with respect to their shares of Class A

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Common Stock, the holders of shares of Class B Common Stock shall be entitled to make the same election as to their shares of Class B Common Stock).

4.05   Class B Common Stock may be issued in the form of digital tokenized securities that are compliant with the ERC-20 standard (or any other standard that the Corporation's Board of Directors may elect in its sole discretion), records of which shall be recorded using one or more blockchains, electronic networks or databases (including one or more distributed electronic networks or databases) as permitted by Section 224 of the DGCL.

4.06   In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, the holders of the Class A Common Stock and Class B Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.   For purposes of this paragraph, the consolidation or merger of, or binding share exchange by, the Corporation with any other corporation will not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

4.07   Any issued and outstanding shares that are repurchased by the Corporation shall be held in the treasury of the Corporation until such shares are resold or retired and cancelled in the discretion of the Board of Directors.   Any treasury shares retired and cancelled shall become authorized but unissued shares.

4.08   The stockholders of the Corporation shall not have any preemptive rights to acquire any unissued shares of the Corporation.

4.09   The Board of Directors shall have the full authority permitted by the DGCL by resolution or otherwise and without further stockholder approval: to divide the authorized and unissued shares of Preferred Stock into one or more classes or series, or both; to provide for the issuance of each such class and/or series of Preferred Stock in an aggregate number not exceeding the total number of shares of Preferred Stock authorized by this Second Amended and Restated Certificate of Incorporation, as amended from time to time; to determine with respect to each such class and/or series the voting powers, if any (which voting powers, if granted, may be full or limited), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions relating thereto, including without limiting the generality of the foregoing, the voting rights relating to shares of Preferred Stock of any class and/or series (which may be one or more votes per share or a fraction of a vote per share, which may vary over time and which may be applicable generally or only upon the happening and continuance of stated events or conditions), the rate of dividend to which holders of Preferred Stock of any class and/or series may be entitled (which may be cumulative or noncumulative), the rights of holders of Preferred Stock of any class and/or series in the event of liquidation, dissolution or winding up of the affairs of the Corporation, the rights, if any, of holders of Preferred Stock of any class and/or series to convert or exchange such shares of Preferred Stock of such class and/or series for shares of any other class or series of capital stock or for any other

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securities, property or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable and the time or times during which a particular price or rate shall be applicable), whether or not the shares of that class and/or series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that class and/or series shall be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation. The Board of Directors is further authorized by resolution to increase or decrease (but not below the number of such shares of such series then outstanding) without stockholder action (but subject to the specific voting provisions of any class and/or series of Preferred Stock to approve such increase or decrease) the total aggregate number of shares of any class and/or series of Preferred Stock subsequent to the issuance of shares of that class or series.

4.10   As of the filing date of this Second Amended and Restated Certificate of Incorporation (the "Effective Time"), each one hundred (100) (the "Reverse Split Factor") shares of Class A Common Stock and Class B Common Stock issued and outstanding at such time shall be combined into one (1) share of Class A Common Stock and Class B Common Stock, respectively (the "Reverse Stock Split"). The par value of the Class A Common Stock and Class B Common Stock following the Reverse Stock Split shall remain at $.00001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional share that remains after all shares held of record by a holder of the Class A Common Stock and Class B Common Stock have been combined consistent with the Reverse Split Factor shall be rounded up to a whole share of Class A Common Stock and Class B Common Stock, respectively. Any stock certificate that immediately prior to the Effective Time represented shares of Class A Common Stock or Class B Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Class A Common Stock and Class B Common Stock into which the shares of Class A Common Stock and Class B Common Stock represented by the Old Certificate shall have been combined pursuant to the Reverse Stock Split, subject to the elimination of fractional interests as described above.

ARTICLE 5
DURATION

The Corporation shall have perpetual existence.

ARTICLE 6
BYLAWS

Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. Notwithstanding the above or any other provision of this Second Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation may not be amended, altered or repealed except in accordance with the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE 7
BOARD OF DIRECTORS

7.01   The number of directors of the Corporation shall be fixed from time to time by the Bylaws or amendment thereof duly adopted by the Board of Directors or by the stockholders.

7.02   The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Second Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

ARTICLE 8
ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 9
MEETINGS OF STOCKHOLDERS

9.01 Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

9.02 A meeting of the stockholders for the election of directors of the Corporation and other business shall be held annually at such date and time as designated by the Board of Directors from time to time.

9.03 Subject to the rights of the holders of any outstanding series of Preferred Stock, special meetings of stockholders of the Corporation may be called only by the Board of Directors acting

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pursuant to a resolution adopted by the Board of Directors or as otherwise provided for in the Bylaws of the Corporation.

ARTICLE 10
ACTION WITHOUT MEETING

Any action permitted or required to be taken at a stockholders meeting may be taken without a meeting if the action is taken by one or more written consents by persons who would be entitled to vote at a meeting of shares having voting power to cast not less than the minimum number (or numbers in the case of voting groups) of votes that would be necessary to authorize or take action at a meeting all stockholders entitled to vote were present and voted and to the extent provided at the time by the DGCL.

ARTICLE 11
LIMITATION OF DIRECTOR LIABILITY

11.01 A director of the Corporation shall, to the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended, not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

11.02 In addition to any other considerations which the Board of Directors may lawfully take into account, in determining whether to take or to refrain from taking corporate action on any matter, including making or declining to make any recommendation to the stockholders of the Corporation, the Board of Directors may in its discretion consider the long-term as well as short-term best interests of the Corporation (including the possibility that these interests may be best served by the continued independence of the Corporation), taking into account, and weighing as the directors deem appropriate, the effects of such action on employees, suppliers and customers of the Corporation and its subsidiaries and the effect upon communities in which offices or other facilities of the Corporation are located, and any other factors the directors consider pertinent.

11.03 If the DGCL is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any amendment, repeal or modification of this Article 11 by the stockholders of the Corporation shall not apply to or adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal, or modification.

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ARTICLE 12
INDEMNIFICATION OF DIRECTORS

12.01 To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees, and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable DGCL (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

12.02 The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

12.03 Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking (to the extent required by the DGCL) by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article 12. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

12.04 The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article 12 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

12.05 The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under this Article 12.

12.06 Any amendment, repeal or modification of the foregoing provisions of this Article 12 shall not adversely affect any right or protection of a director, officer, employee, agent, or other

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person that has been provided indemnification by the Corporation existing at the time of, or increase the liability of any such persons with respect to any acts or omissions of such persons occurring prior to, such amendment, repeal or modification.

ARTICLE 13
AMENDMENT TO CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 14
EXCLUSIVE FORUM

Unless the Corporation (through approval of the Board of Directors) consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any actual or purported derivative action or proceeding brought on behalf of the Corporation against directors or officers of the Corporation alleging breaches of fiduciary duty or other wrongdoing by such directors or officers, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director or officer of the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, (iv) any action to interpret, apply, enforce, or determine the validity of the Certificate of Incorporation or the Bylaws, or (v) any action asserting a claim against the Corporation or any director or officer of the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions in this Article 14.

The undersigned, for the purposes of amending and restating the Corporation's Amended and Restated Certificate of Incorporation, hereby executes this Second Amended and Restated Certificate of Incorporation on February 10, 2021 pursuant to Section 103 of the DGCL.

By: *Nailah Malak*
Nailah Malak, Chief Executive Officer

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TITLE	Amended Corp Reinstated
FILE NAME	BlockInterop - De...ock Split (5).pdf
DOCUMENT ID	b35b3c4380bf89f866617cb4a4a97af1586b7621
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

SENT
02 / 11 / 2021
01:08:14 UTC
Sent for signature to Nailah Malak (gmalak@blockinterop.com)
from ccollier@blockinterop.com
IP: 73.7.72.145

VIEWED
02 / 11 / 2021
13:45:10 UTC
Viewed by Nailah Malak (gmalak@blockinterop.com)
IP: 99.155.84.133

SIGNED
02 / 11 / 2021
13:45:24 UTC
Signed by Nailah Malak (gmalak@blockinterop.com)
IP: 99.155.84.133

COMPLETED
02 / 11 / 2021
13:45:24 UTC
The document has been completed.